FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 21, 2021 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the first quarter ended March 31, 2021.
Attached to this Report on Form 6-K as Exhibit 99.2 is a presentation dated May 21, 2021 of the Company for the Financial Results for the 1st Quarter of 2021.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 21, 2021	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer,
Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2021

ATHENS, GREECE, May 21, 2021 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $1.3 million and net loss attributed to common stockholders of $2.7 million for the first quarter of 2021. This compares to a net loss of $102.8 million and net loss attributed to common stockholders of $104.3 million reported in the first quarter of 2020, including a $93.1 million impairment loss. Loss per share for the first quarter of 2021 was $0.03 compared to loss per share of $1.21 in the same quarter in 2020.

Time charter revenues were $41.1 million for the first quarter of 2021, compared to $43.8 million for the same quarter of 2020. The decrease in time charter revenues was due to the decreased ownership days compared to the prior year period, resulting from the sale of vessels. This decrease was partly offset by increased average time charter rates that the Company achieved for its vessels during the quarter and a better utilization rate.

Fleet Employment Profile (As of May 19, 2021)
Diana Shipping Inc.’s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	11 Panamax Bulk Carriers
-	OCEANIS		$9,200	5.00%	Phaethon International Company AG	9-Jan-20	27-Feb-21	1
	2001 75,211
1	PROTEFS	A	$9,900	5.00%	Phaethon International Company AG	30-Nov-19	8-Feb-21
			$10,650	5.00%	Reachy International (HK) Co., Limited	8-Feb-21	10-Mar-22 - 20-May-22
	2004 73,630
2	CALIPSO	A	$8,250	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Apr-20	22-Jan-21	2
			$10,400	5.00%	Viterra Chartering B.V., Rotterdam	22-Jan-21	1-Oct-21 - 15-Dec-21
	2005 73,691
3	NAIAS	A	$10,000	5.00%	Phaethon International Company AG	26-Jan-19	27-Jan-21
			$11,000	4.75%	Cargill International S.A., Geneva	27-Jan-21	17-May-21	3
			$25,000	5.00%	Nasshipping Inc.	17-May-21	6-Jun-21 - 16-Jun-21	4
	2006 73,546
-	CORONIS		$8,000	5.00%	Koch Shipping Pte. Ltd., Singapore	20-Feb-20	31-Dec-20	5
	2006 74,381
4	MELIA		$10,000	5.00%	Ausca Shipping Limited, Hong Kong	20-Aug-20	31-May-21 - 20-Jun-21	6,7
	2005 76,225
5	ARTEMIS		$10,250	5.00%	Glencore Agriculture B.V., Rotterdam	30-Nov-20	5-Jan-22 - 30-Mar-22
	2006 76,942
6	LETO		$9,000	4.75%	Cargill International S.A., Geneva	21-May-20	15-Jul-21 - 30-Sep-21
	2010 81,297
7	SELINA	B	$11,000	5.00%	ST Shipping and Transport Pte. Ltd., Singapore	5-Jul-20	5-Jul-21 - 5-Sep-21
	2010 75,700
8	MAERA	B	$8,600	5.00%	Ausca Shipping Limited, Hong Kong	11-Jun-20	1-Jul-21 - 30-Sep-21
	2013 75,403
9	ISMENE		$10,800	5.00%	Phaethon International Company AG	10-Jan-20	11-Mar-21
			$16,500	5.00%	Tongli Shipping Pte. Ltd.	11-Mar-21	15-Oct-21 - 15-Dec-21
	2013 77,901
10	CRYSTALIA	C	$8,750	5.00%	Glencore Agriculture B.V., Rotterdam	22-May-20	1-Jul-21 - 30-Sep-21
	2014 77,525
11	ATALANDI	C	$9,300	5.00%	Uniper Global Commodities SE, Düsseldorf	14-Jun-20	14-Jul-21 - 14-Oct-21
	2014 77,529

	5 Kamsarmax Bulk Carriers
12	MAIA	D	$11,200	5.00%	Aquavita International S.A.	31-Jan-20	31-May-21 - 15-Jun-21	7
	2009 82,193
13	MYRSINI	D	$11,500	5.00%	Ausca Shipping Limited, Hong Kong	4-Dec-19	11-May-21
			$27,750	5.00%	Bocimar International N.V.	11-May-21	15-Oct-21 - 30-Nov-21
	2010 82,117
14	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	19-Nov-20	10-Jan-22 - 20-Mar-22
	2010 82,194
15	MYRTO	D	$10,000	4.75%	Cargill International S.A., Geneva	3-Apr-20	1-Jul-21 - 15-Sep-21
	2013 82,131
16	ASTARTE		$11,750	5.00%	Aquavita International S.A.	18-Jan-20	20-May-21	8
			$25,000	5.00%	Mitsui O.S.K. Lines Ltd.	20-May-21	1-Nov-21 - 15-Dec-21	9
	2013 81,513
	5 Post-Panamax Bulk Carriers
17	ALCMENE		$8,500	4.75%	Cargill International S.A., Geneva	2-Apr-20	30-May-21 - 2-Jul-21	7
	2010 93,193
18	AMPHITRITE	E	$10,250	5.00%	SwissMarine Pte. Ltd., Singapore	21-Mar-20	1-Jun-21 - 21-Jun-21	7
	2012 98,697
19	POLYMNIA	E	$12,100	5.00%	CLdN Cobelfret SA, Luxembourg	22-Nov-20	15-Oct-21 - 25-Dec-21
	2012 98,704
20	ELECTRA	F	$10,250	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	21-Nov-19	4-Jan-21	10
			$12,500	5.00%	SwissMarine Pte. Ltd., Singapore	4-Jan-21	23-Mar-21
			$23,500	5.00%	Refined Success Limited	23-Mar-21	28-Apr-21
			$21,000	5.00%	Tongli Shipping Pte. Ltd.	28-Apr-21	10-Feb-22 - 10-Apr-22
	2013 87,150
21	PHAIDRA	F	$9,400	5.00%	Uniper Global Commodities SE, Düsseldorf	29-May-20	1-Jun-21 - 29-Jul-21	7
	2013 87,146
	12 Capesize Bulk Carriers
22	ALIKI		$11,300	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-20	18-Mar-21	11
			$20,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Mar-21	15-Jan-22 - 15-Mar-22
	2005 180,235
23	BALTIMORE		$13,000	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Dec-20	20-Jul-21 - 5-Oct-21
	2005 177,243
24	SALT LAKE CITY		$9,750	4.75%	Cargill International S.A., Geneva	24-Mar-19	9-Jan-21
			$13,000	5.00%	C Transport Maritime Ltd., Bermuda	9-Jan-21	1-Apr-22 - 30-Jun-22
	2005 171,810
-	SIDERIS GS	G	$12,700	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Mar-20	15-Jan-21	12,13
	2006 174,186
25	SEMIRIO	G	$16,000	4.75%	Cargill International S.A., Geneva	30-Jun-19	1-Jan-21
			$13,500	5.00%	SwissMarine Pte. Ltd., Singapore	1-Jan-21	5-Oct-21 - 20-Dec-21
	2007 174,261

26	BOSTON	G	$15,300	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Jun-19	2-Jun-21 - 30-Jun-21	7
	2007 177,828
27	HOUSTON	G	$12,400	5.00%	C Transport Maritime Ltd., Bermuda	13-Apr-20	1-Jul-21 - 30-Sep-21
	2009 177,729
28	NEW YORK	G	$14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	16-Apr-22 - 30-Jun-22
	2010 177,773
29	SEATTLE	H	$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	1-Oct-21 - 31-Dec-21	14
	2011 179,362
30	P. S. PALIOS	H	$12,050	5.00%	C Transport Maritime Ltd., Bermuda	24-Mar-20	2-Jun-21 - 24-Jun-21	7
	2013 179,134
31	G. P. ZAFIRAKIS	I	$13,200	5.00%	Koch Shipping Pte. Ltd., Singapore	31-May-20	1-Oct-21 - 31-Dec-21
	2014 179,492
32	SANTA BARBARA	I	$17,250	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	28-Dec-19	9-Jan-21
			$17,250	4.75%	Cargill International S.A., Geneva	9-Jan-21	5-Jan-22 - 5-Mar-22
	2015 179,426
33	NEW ORLEANS		$15,500	5.00%	Nippon Yusen Kabushiki Kaisha	3-Dec-20	25-Jan-22 - 25-Mar-22
	2015 180,960
	4 Newcastlemax Bulk Carriers
34	LOS ANGELES	J	$14,250	5.00%	Engelhart CTP Freight (Switzerland) SA	6-Jun-20	1-Oct-21 - 31-Dec-21
	2012 206,104
35	PHILADELPHIA	J	$14,500	5.00%	BHP Billiton Freight Singapore Pte. Ltd	5-Feb-20	22-Apr-21
			$28,500	5.00%	Classic Maritime Inc.	22-Apr-21	1-Mar-22 - 1-May-22
	2012 206,040
36	SAN FRANCISCO	K	$16,000	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Mar-19	11-Feb-21	15
			$17,750	5.00%	Olam International Limited, Singapore	11-Feb-21	27-May-21
			$24,700	5.00%		27-May-21	15-Jan-22 - 15-Mar-22
	2017 208,006
37	NEWPORT NEWS	K	$18,400	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Sep-20	16-Oct-21 - 30-Dec-21
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 "Oceanis" sold and delivered to her new owners on March 15, 2021.

2 The compensation for the overlapping period from December 31, 2020 until January 22, 2021, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Uniper Global Commodities SE, Düsseldorf.

3 Vessel sold and expected to be delivered to her new owners at the latest by July 30, 2021.
4 Redelivery date based on an estimated time charter trip duration of about 20-30 days.
5 "Coronis" sold and delivered to her new owners on January 13, 2021.
6 Charter includes a one time ballast bonus payment of US$500,000.
7 Based on latest information.
8 Expected redelivery date from the charterers.
9 Expected delivery date to the charterers.

10 Charterers have agreed to pay the average of the daily published rates for p3a-82 route of the baltic panamax index for the days that index was published (i.e. 21/12-24/12 and 04/12) for the excess period commencing from December 21, 2020 till January 4, 2021.

11 The compensation for the overlapping period from March 15, 2021 until the actual redelivery date, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Koch Shipping Pte. Ltd., Singapore.

12 "Sideris GS" sold and delivered to her new owners on January 20, 2021.

13 The compensation for the overlapping period from December 31, 2020 until January 15, 2021, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany.

14 Vessel currently off-hire for drydocking.
15 Charterers have agreed to pay US$18,000 per day, for the excess period commencing from January 20, 2021 until February 11, 2021.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2021	2020

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$41,051	$43,760
Voyage expenses	1,780	3,734
Vessel operating expenses	18,552	21,317
Net loss	(1,295)	(102,823)
Net loss attributed to common stockholders	(2,737)	(104,265)
FLEET DATA
Average number of vessels	38.2	41.8
Number of vessels	37.0	41.0
Weighted average age of vessels	10.1	9.5
Ownership days	3,434	3,801
Available days	3,434	3,518
Operating days	3,387	3,391
Fleet utilization	98.6%	96.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$11,436	$11,377
Daily vessel operating expenses (2)	$5,402	$5,608

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Friday, May 21, 2021.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13719492.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended March 31,
	2021	2020
REVENUES:
Time charter revenues	$41,051	$43,760

EXPENSES:
Voyage expenses	1,780	3,734
Vessel operating expenses	18,552	21,317
Depreciation and amortization of deferred charges	10,049	11,547
General and administrative expenses	6,697	9,546
Management fees to related party	449	517
Vessel impairment charges	-	93,137
Loss on sale of vessels	206	1,078
Other income	(106)	(241)
Operating income/(loss)	$3,424	$(96,875)

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(4,636)	(6,354)
Interest income	28	436
Loss from equity method investment	(111)	(30)
Total other expenses, net	$(4,719)	$(5,948)

Net loss	$(1,295)	$(102,823)
Dividends on series B preferred shares	(1,442)	(1,442)
Net loss attributed to common stockholders	(2,737)	(104,265)
Loss per common share, basic and diluted	$(0.03)	$(1.21)
Weighted average number of common shares, basic and diluted	83,572,221	86,473,606

	Three months ended March 31,
	2021	2020

Net loss	$(1,295)	$(102,823)
Other comprehensive loss (Actuarial loss)	-	(7)
Comprehensive loss	$(1,295)	$(102,830)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2021	December 31, 2020*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$86,035	$82,909
Other current assets	27,383	41,752
Vessels, net	698,693	716,178
Other fixed assets, net	21,700	21,704
Other non-current assets	8,893	9,867
Total assets	$842,704	$872,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$411,445	$420,314
Other liabilities	19,162	23,526
Total stockholders' equity	412,097	428,570
Total liabilities and stockholders' equity	$842,704	$872,410

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended March 31,
	2021	2020

Net cash provided by operating activities	$6,419	$7,290
Net cash provided by/(used in) investing activities	22,558	(1,164)
Net cash used in financing activities	$(25,851)	$(23,214)

Exhibit 99.2

DIANA SHIPPING INC.

We create to share

Financial Results for the
1st Quarter of 2021

May 21, 2021

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.

The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

LOS ANGELES

DIANA SHIPPING INC.

We create to share 2

Our Executives

Semiramis Paliou

Director & Chief Executive Officer

Anastasios Margaronis

Director & President

Ioannis Zafirakis

Director,
Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Eleftherios Papatrifon

Chief Operating Officer

Maria Dede

Chief Accounting Officer

Company's confidence stems from our established track record

DIANA SHIPPING INC.

We create to share 3

Diana's key points

37 vessels
in the water

7 vessels
mortgage free*

98.6%
AVERAGE FLEET UTILIZATION

Kamsarmax 9%
Post-Panamax 10%
Newcastlemax 18%
Panamax 18%
Capesize 45%
4.7 MIL DWT CARRYING CAPACITY

Other 3.6%
Grains 6.5%
Coal 15.5%
Iron Ore 74.4%
35.2 MIL MT CARGO CARRIED 2020

918
people across sea & ashore

- 31 vessels managed by Diana Shipping Services S.A.
- 6 vessels managed by Diana Wilhelmsen Management Limited

DIANA SHIPPING INC.

*As of May 14, 2021
Source: Company

We create to share 4

Highlights of the 1st Quarter 2021 and recent developments

- Implemented **leadership changes** to ensure continued sound strategic management of the Company
- Repurchased 6,000,000 common shares at a price of **$2.50** per share
- Agreed to sell m/v Naias for **$11.25 million** before commissions
- Diana Shipping Services S.A. has agreed with American Bureau of Shipping to implement **digital sustainability solutions** across its managed fleet
- Signed a US$91 million **sustainability linked loan** with ABN AMRO to refinance our loan facilities maturing in 2022
- Establishment of a sustainability committee to work towards our long-term sustainability goals
- Successfully tackled the continuing COVID-19 pandemic issues

DIANA SHIPPING INC.

We create to share 5

Financial Highlights for the 1st Quarter 2021

	Three months ended March 31, 2021	2020
TC Revenues	$41.1m	$43.8m
Net Income on a per share basis	-$0.03	-$1.21

	March 31, 2021	December 31, 2020
Cash, Cash Equivalents, Restricted cash	$86.0m	$82.9m
Debt, net of deferred financing costs	$411.4m	$420.3m

DIANA SHIPPING INC.
We create to share 6

Chartering Activity year-to-date

We secured charters on **13 vessels***

- **7** Panamax/Kamsarmax/Post-Panamax vessels chartered at a weighted average daily rate of **$16,571** for a remaining average period of **169** days per vessel.**
- **6** Capesize/Newcastlemax vessels chartered at a weighted average daily rate of **$18,896** for a remaining average period of **244** days per vessel.**

VESSEL	TYPE	BUILT	RATE
Salt Lake City	Capesize	2005	$13,000
Protefs	Panamax	2004	$10,650
Philadelphia	Newcastlemax	2012	$28,500
Electra	Post-Panamax	2013	$19,575***
San Francisco	Newcastlemax	2017	$22,541***
Aliki	Capesize	2005	$20,500
Santa Barbara	Capesize	2015	$17,250
Astarte	Kamsarmax	2013	$25,000
Myrsini	Kamsarmax	2010	$27,750
Ismene	Panamax	2013	$16,500
Semirio	Capesize	2007	$13,500
Calipso	Panamax	2005	$10,400
Naias	Panamax	2006	$13,154**

Q2/20
Q3/20
Q4/20
Q1/21
Q2/21
Q3/21
Q4/21
Q1/22
Q2/22
Previous Charter Period
Fixed Period **

*As of May 18, 2021
**Earliest redelivery date
***Average rate of consecutive charters YTD
Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.
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Breakeven vs Estimated Revenue for the remaining of 2021*

Estimated Cash Uses vs TC Revenues
$ million
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$102.3
+ $53.3 million
$155.6
Unfixed Revenues*** $83.5m
Fixed Revenues $72.1m
C/F Break Even Rate**
TC Revenues*

Daily Estimated Cash Uses vs Daily TC Revenues
$ per day
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$12,350
+ $6,438 per day
$18,788
Unfixed avg TC rate*** $21,899
Fixed avg TC rate $16,136
Daily C/F Break Even Rate**
Daily TC Revenues*

FFA rates** used for the unfixed revenues calculation**

	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q2 2021	$26,204	$27,540	$26,204	$41,214	$49,457
Q3 2021	$23,873	$25,209	$23,873	$33,595	$40,314
Q4 2021	$20,929	$22,265	$20,929	$27,821	$33,385
Q1 2022	$15,650	$16,986	$15,650	$16,264	$19,517
Q2 2022	$17,164	$18,500	$17,164	$20,286	$24,343
Q3 2022	$16,021	$17,357	$16,021	$24,429	$29,315
Q4 2022	$15,671	$17,007	$15,671	$23,507	$28,208

*From May 18, 2021
**As of March 31, 2021 (slide 12)
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
**** As of May 10, 2021
Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.
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Income Statement

	Three months ended March 31, 2021	2020
Revenues	**$ Millions**	**$ Millions**
Time charter revenues	41.1	43.8
Expenses		
Voyage expenses	1.8	3.7
Vessel operating expenses	18.6	21.3
Depreciation and amortization of deferred charges	10.0	11.6
General and administrative expenses	6.7	9.6
Management fees to related party	0.5	0.5
Vessel impairment charges		93.1
Loss on sale of vessels	0.2	1.1
Other income	(0.1)	(0.2)
Operating Income/(Loss)	**3.4**	**(96.9)**
Interest expense and finance costs	(4.6)	(6.4)
Interest income	0.0	0.4
Loss from equity method investment	(0.1)	(0.0)
Total other expenses, net	**(4.7)**	**(6.0)**
Net Loss	**(1.3)**	**(102.8)**
Dividends on series B preferred shares	(1.4)	(1.4)
Net loss attributed to common stockholders	**(2.7)**	**(104.3)**
Loss per common share, basic and diluted	**(0.03)**	**(1.21)**

DIANA SHIPPING INC.

We create to share 9

Balance Sheet

- As of March 31, 2021
  $411.4 million Total Debt*
- $86.0 million of Cash**
- Net Debt of $327.8 million*

	March 31, 2021	December 31, 2020
Assets	**$ Millions**	**$ Millions**
Cash, cash equivalents and restricted cash	86.0	82.9
Other current assets	27.4	41.8
Vessels, net	698.7	716.2
Other fixed assets, net	21.7	21.7
Other non-current assets	8.9	9.9
Total Assets	**842.7**	**872.4**
Liabilities and Stockholders' Equity		
Long-term debt, net of deferred financing costs	411.4	420.3
Other liabilities	19.2	23.5
Total stockholders' equity	412.1	428.6
Total Liabilities and Stockholders' Equity	**842.7**	**872.4**

*Net of deferred financing costs of $2.4 million.
**Includes $18.5 million restricted cash.
Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.
We create to share 10

Modest All-in

Breakeven Costs

22%
4%
3%
11%
2%
14%
44%
Net Interest Expense $1,342*
Drydock Provision $294**
G&A $1,674***
Operating Expenses $5,402*
Debt Amortization $2,700*
Voyage Expenses $518*
Preferred Dividend $420*

Per Day Per Vessel

Free Cash Flow Breakeven =$12,350

As of May 18, 2021	2021	2022
Average Daily Time Charter Rate of Fixed Revenues****	$13,936	$16,472
% of Total Fixed Days	72%	3%

*As of March 31, 2021
**For the remaining of the year, also includes water ballast treatment system capital expenditures.
***As of March 31, 2021, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.
****Assumes earliest redelivery dates of all vessels on charter.
Source: Company

DIANA SHIPPING INC.

We create to share 12

Dry Bulk Market Overview

Capesize 180k dwt (left axis)
Kamsarmax 82k dwt (left axis)
Panamax 75k dwt (left axis)
BDI (right axis)
1yr TC rates ($ per day)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Baltic Dry Index
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan-2016
Apr-2016
Jul-2016
Oct-2016
Jan-2017
Apr-2017
Jul-2017
Oct-2017
Jan-2018
Apr-2018
Jul-2018
Oct-2018
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021

Source: Clarksons SIN

DIANA SHIPPING INC.

We create to share 13

Key demand drivers

CAGR (2000-f2021)
5.0%
8.5%
4.2%
11.6%

Dry bulk trades in bn tonne-mile and GDP growth YoY
Iron ore
Minor bulk
Grains & Soybeans
Coal
Annual GDP World
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
f2021

Source: Clarksons SIN

DIANA SHIPPING INC.
We create to share 14

Dry bulk

orderbook is
at a historical low

The dry bulk orderbook is at a 20-year low point, total orderbook in % of total fleet is <6%

Dry bulk orderbook in million DWT
Capesize
Panamax
Smaller bulk vessels
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: Clarksons SIN

DIANA SHIPPING INC.

We create to share 15

Diana Shipping Inc.'s Summary

- Continue taking advantage of the positive market fundamentals
- Strengthening our balance sheet while generating positive free cash flow
- Maintaining our vigilance and keeping abreast of industry's developments
- Remaining committed to our disciplined operational and financial strategy implemented since inception

DIANA SHIPPING INC.
We create to share 17

Non-speculative & disciplined employment **strategy**

VESSEL	TYPE	BUILT	RATE	CHARTERER
New York	Capesize	2010	$14,000	EGPN Bulk Carrier
Salt Lake City	Capesize	2005	$13,000	C Transport
Protefs	Panamax	2004	$10,650	Reachy
Philadelphia	Newcastlemax	2012	$28,500	Classic
Electra	Post-Panamax	2013	$21,000	Tongli
New Orleans	Capesize	2015	$15,500	NYK Line
Aliki	Capesize	2005	$20,500	Solebay
San Francisco(1)	Newcastlemax	2017	$24,700	Olam
Medusa	Kamsarmax	2010	$11,000	Cargill
Santa Barbara	Capesize	2015	$17,250	Cargill
Artemis	Panamax	2006	$10,250	Glencore
Astarte	Kamsarmax	2013	$25,000	MOL
Newport News	Newcastlemax	2017	$18,400	Koch
Polymnia	Post-Panamax	2012	$12,100	CLdN Cobelfret SA
Ismene	Panamax	2013	$16,500	Tongli
Myrsini	Kamsarmax	2010	$27,750	Bocimar
Semirio	Capesize	2007	$13,500	SwissMarine Pte.
Los Angeles	Newcastlemax	2012	$14,250	Engelhart CTP
G. P. Zafirakis	Capesize	2014	$13,200	Koch
Seattle	Capesize	2011	$12,300	Pacbulk Shipping
Calipso	Panamax	2005	$10,400	Viterra
Baltimore	Capesize	2005	$13,000	Koch
Leto	Panamax	2010	$9,000	Cargill
Atalandi	Panamax	2014	$9,300	Uniper
Selina	Panamax	2010	$11,000	ST Shipping
Houston	Capesize	2009	$12,400	C Transport
Maera	Panamax	2013	$8,600	Ausca
Myrto	Kamsarmax	2013	$10,000	Cargill
Crystalia	Panamax	2014	$8,750	Glencore
Naias(2)	Panamax	2006	$25,000	Nasshipping
Boston	Capesize	2007	$15,300	Oldendorff
P.S. Palios	Capesize	2013	$12,050	C Transport
Phaidra	Post-Panamax	2013	$9,400	Uniper
Amphitrite	Post-Panamax	2012	$10,250	SwissMarine Pte.
Melia	Panamax	2005	$10,000	Ausca
Maia	Kamsarmax	2009	$11,200	Aquavita
Alcmene	Post-Panamax	2010	$8,500	Cargill
Oceanis(3)	Panamax	2001	$9,200	Phaethon
Sideris GS(4)	Capesize	2006	$12,700	Oldendorff
Coronis(5)	Panamax	2006	$8,000	Koch
Average		**2010**	**$14,085**	

Q3/20
Q4/20
Q1/21
Q2/21
Q3/21
Q4/21
Q1/22
Average Daily TC Rate of Fixed Revenues
13,936(6)
for the year 2021
Secured Revenues
$135.2m(6)
for the year 2021
Average contract duration
1.01 years

Fixed Period   Previous Charter Period

(1) The charter rate is $17,750 per day for the first one hundred five (105) days of the charter period.

(6) As of May 18, 2021

Source: Company

DIANA SHIPPING INC.

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